UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Carver Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

146875604

(CUSIP Number)

Jeffrey John Bailey

936 N, Parker Street

Orange, CA 92867

714-397-4217

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications)

With copies to:

  Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

55 W 39th Street, 18th

Floor New York, NY

10018 212-658-0458

December 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons Jeffrey John Bailey
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 117,324
8. Shared Voting Power 161,2001
9. Sole Dispositive Power 117,324
10. Shared Dispositive Power 161,200
11. Aggregate Amount Beneficially Owned by Each Reporting Person 278,5242
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.59%
14. Type of Reporting Person (See Instructions) IN

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock (the “Common Stock”), of Carver Bancorp, Inc. (the “Company” or “Issuer”), a Delaware corporation. The principal executive offices of the Company are located at 75 West 125th Street, New York, NY 10027.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Jeffrey John Bailley, an individual (“Bailey”).

(b,c) Jeffrey John Bailey, 936 N. Parker Street, Orange, CA 92867. Mr. Bailey is a CEO. He works for Dunham Metal Processing, which is a Metal Processing Company, located at 936 N. Parker Street, Orange, CA 92867.

(d, e) During the last five years, the reporting persons has not been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) and (ii) has not  been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The reporting person is a citizen of the United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting person purchased the securities using his own funds without any margin.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisitions by Mr. Bailey of beneficial ownership of Common Shares of the Company, as was based on his belief that the Company represents an attractive investment based on the Company’s business prospects, strategy, and share price. He believes that the Company is undervalued, and he intends to push for operational changes to enhance shareholder value.

(a, b, c, d, e, f, g, h, i, and j) The Reporting Person acquired his securities of the Company for investment purposes only. The Reporting Person does not have any current or future plans (a) to acquire additional securities, to dispose of its existing securities, (b) to effect an extraordinary transaction such as a merger, reorganization, or liquidation involving the Company, (c) to affect the sale or ( transfer of a material amount of assets of the Company, or to effect (d) a change in the Board of Directors, (e) the capitalization or dividend policy of the Company, (f) a material change in the Company’s business or corporate structure, (g) changes in the Company’s charter or bylaws, (h) the delisting of the Company’s securities, or (i) the deregistration of the Company’s securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934,. or (j) any other action similar to those enumerated above.

Each Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a, b) The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) Mr. Bailey is the beneficial owner of an aggregate of 278,524 or 6.59%, of the total outstanding shares of Common Stock.

(b) Number of shares of Common Stock beneficially owned as of December 20, 2022 as to which the Reporting Persons have:

(i) sole power to vote or direct the vote:

Jeffrey John Bailey	117,324

(ii) shared power to vote or direct the vote:

Jeffrey John Bailey	161,2003

(iii) sole power to dispose or direct the disposition of:

Jeffrey John Bailey	117,324

(iv) shared power to dispose or direct the disposition of:

Jeffrey John Bailey	161,2004

(c) No other transactions in the Company’s Common Stock by the Reporting Persons were affected in the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Date: December 20, 22	/s/ Jeffrey John Bailey
Jeffrey John Bailey

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1 Jointly owned with wife Michelle Bailey.

2 Includes 161,200 shares jointly owned with wife Michelle Bailey.

3 Jointly owned with wife Michelle Bailey.

4 Jointly owned with wife Michelle Bailey.

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